                                                                                                April 6, 2015

Kathy Churko
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Responses to comments relating to Wells Fargo Variable Trust Funds, Wells Fargo Advantage Absolute Return Fund and Wells Fargo Advantage Asia Pacific Fund

Dear Ms. Churko:

In response to your comments to the various filings of the Funds listed above which you relayed to us in our telephone conversation on February 3, 2015, please note the following responses:

1.         Comment:       With respect to the Wells Fargo Variable Trust Funds that offer a single class of shares, you noted that the applicable Funds’ Statements of Operations list both a fund-level and a class-level administration fee. You requested that we explain why Funds that offer a single class of shares have a class-level administration fee.

Response:        The Variable Trust Funds that offer a single class of shares have a fund-level administration fee only. The Statements of Operations and Notes to the Financial Statements for the relevant Funds for the fiscal year ended December 31, 2014 have incorporated this comment and properly reflect the administration fee.

2.         Comment:         With respect to the Wells Fargo Variable Trust Funds that offer both Class 1 and Class 2 shares, you noted that Note 4 “Transactions with Affiliates and Other Expenses” to the applicable Funds’ financial statements make mention of a class-level administration fee of 8 bps being charged to Class 2 shareholders. You asked us to explain why Class 2 shareholders are charged a class-level administration fee while Class 1 shareholders are not. You also noted that the Statement of Additional Information for the relevant Funds simply shows a single administration fee rather than a fund-level and a class-level administration fee and requested that we explain the discrepancy.

Response:        The Variable Trust Funds that offer both Class 1 and Class 2 shares incur both a fund level administration fee and a separate   class-level administration fee of 8 bps for each class of shares as noted in   Note 4  in the annual reports for the fiscal year ended December 31, 2013. In the relevant Funds’ annual registration statement update for 2015, we will modify the disclosure in the Statement of Additional Information to reflect that for Funds that offer both Class 1 and Class 2 shares, a class-level administration fee of 8 bps is charged to each class.

3.         Comment:       With respect to the Wells Fargo Advantage Absolute Return Fund, you noted that the Fund’s Portfolio of Investments indicates that over 99% of the Fund’s assets are invested in the GMO Benchmark-Free Allocation Fund. You further noted that the Fund’s Statement of Operations appears to be using a fund-of-funds style of presentation for its shareholder reports rather than a master-feeder presentation. You requested that we provide a rationale for using such a presentation and asked us to consider whether a master-feeder presentation would be more appropriate.

            Response:        Wells Fargo Advantage Absolute Return Fund is structured as a master –feeder fund which invests all of its assets in GMO Benchmark-Free Allocation Fund (“GMO Fund”).  Wells Fargo Advantage Absolute Return Fund is the sole shareholder of Class MF shares of GMO Fund.    GMO Fund is structured as a fund-of-funds and makes income and capital gain distributions to its shareholders.  Since GMO Fund is not a master-feeder fund, it does not practice master-feeder accounting by allocating income, expenses, realized and unrealized gains and losses to its feeder funds.  As such, Wells Fargo Advantage Absolute Return Fund does not receive and is thus unable to record allocated income, expenses, realized and unrealized gains and losses from GMO Fund.    Therefore, the Statement of Operations reports only the income and capital gain distributions received from GMO Fund.  A master-feeder presentation is not used by Wells Fargo Advantage Absolute Return Fund since master-feeder accounting would need to be implemented by GMO Fund in order for it to be able to allocate its income, expenses, and realized and unrealized gains and losses to Wells Fargo Advantage Absolute Return Fund and any other feeder funds.

4.         Comment:       With respect to the Total Annual Fund Operating Expenses table contained in the Absolute Return Fund’s prospectus, you noted that certain of the Fund’s expenses incurred as a result of its investment in the GMO Benchmark-Free Allocation Fund appear to be included in the Acquired Fund Fees and Expenses line item, and other expenses incurred as a result of this investment appear elsewhere in the table, such as in the Management Fee line item. You requested that we explain the presentation of the Total Annual Fund Operating Expenses table.

Response:        Since Absolute Return Fund invests 100% of its assets in GMO Benchmark-Free Allocation Fund as a master-feeder fund, the expenses of GMO Benchmark-Free Allocation Fund are included in the Total Annual Fund Operating Expense table for Absolute Return Fund in both the Management Fee and Other Expense line items.  In addition, since GMO Benchmark-Free Allocation Fund invests in other underlying GMO-managed Funds as a fund-of-funds, the expenses attributable to these underlying funds are included in Absolute Return Fund’s Total Annual Fund Operating Expense table in Acquired Fund Fees and Expenses line item.  This presentation of expenses was reviewed by the SEC staff in connection with Absolute Return Fund’s initial registration statement filed in 2011 and effective in 2012.

5.         Comment:       With respect to the Wells Fargo Advantage Absolute Return Fund, you noted that the Fund’s Statement of Assets and Liabilities at April 30, 2014 lists an amount of approximately $1.28 million due to other related parties. You requested that we explain what this figure represents.

            Response:  The amount of $1.28 million listed on the Statement of Assets and Liabilities as due to related parties reflects the administration fees payable to Funds Management, an affiliate of the Fund.  Based on ongoing internal reviews of financial statement presentation, the caption of this item had already recently been changed on all reports to be reflected as “Administration fees payable”.

6.         Comment:       With respect to the Wells Fargo Advantage Absolute Return Fund, you requested that we explain the differences in the services provided in respect of the Fund’s fund-level administration fee, the Fund’s class-level administration fees and the Fund’s shareholder servicing fees.

            Response:        The Fund pays a management fee to Wells Fargo Funds Management for the provision of both advisory and fund level administration services. As outlined on page 14 of the Fund’s current Statement of Additional Information (SAI) dated September 1, 2014, the following is a description of these services:

“In its role as investment adviser, Funds Management is responsible for implementing the investment policies and guidelines for the Fund and for the day-to-day portfolio management of the Fund. In addition, Funds Management, among other things, prepares, negotiates and administers contracts on behalf of the Fund with various service providers, examines (at least quarterly) the investment strategy and performance of Benchmark-Free Allocation Fund with senior GMO representatives, conducts quarterly investment management reviews, provides periodic reports to the Fund's Board about the Fund's investment performance (as well as that of Benchmark-Free Allocation Fund and the underlying funds in which Benchmark-Free Allocation Fund invests), prepares shareholder reports, prospectuses and other documents required to be filed by the Fund and monitors compliance matters pertaining to GMO and Benchmark-Free Allocation Fund's structure. In its role as Administrator, Funds Management provides Fund-level administrative services, which include, among other things: (i) general supervision of the Fund's operations; (ii) development and implementation of procedures for monitoring compliance with regulatory requirements and compliance with the Fund's investment objectives, policies and restrictions; and (iii) any other Fund-level administrative services reasonably necessary for the operation of the Fund other than those services that are provided by the Fund's transfer agent, custodian, and fund accountant. Funds Management also furnishes office space and certain facilities required for conducting the Fund's business together with ordinary clerical and bookkeeping services.”

In connection with the Fund’s class-level administration fee, reference is made to page 15 of the Fund’s SAI, which outlines the services provided under this arrangement:

“Pursuant to a separate Administration Agreement, Funds Management also provides certain class-level administrative services, including, among others: (a) coordinating, supervising and paying the Fund's transfer agent and various sub-transfer agents and omnibus account servicers and record-keepers; (b) coordinating the preparation and filing of registration statements, notices, shareholder reports and other information materials, including prospectuses, proxies and other shareholder communications for a class; (c) receiving and tabulating class-specific shareholder votes; (d) reviewing bills submitted to the Fund and, upon determining that a bill is appropriate, allocating amounts to the appropriate classes thereof and instructing the Fund's custodian to pay such bills; and (e) assembling and disseminating information concerning class performance, expenses, distributions and administration.”

Certain of the Fund’s classes of shares (Class A, Class C and Administrator Class) also have a Shareholder Servicing Plan.  In connection with this Plan, reference is made to page 19 of the Fund’s SAI, which outlines the services provided under this arrangement:

“The Fund has approved a Shareholder Servicing Plan and has entered into a related Shareholder Servicing Agreement with the Distributor and Funds Management. Under this agreement, the Distributor and Funds Management are authorized to perform services for customers, or to engage third parties to perform services for customers under Administrative and Shareholder Services Agreements. Under these agreements, third parties agree to perform, as agents for their customers, administrative services, with respect to Fund shares, which include aggregating and transmitting shareholder orders for purchases, exchanges and redemptions; maintaining shareholder accounts and records; and providing such other related services as the Trust or a shareholder may reasonably request.”

7.         Comment:       With respect to the Wells Fargo Advantage Asia Pacific Fund, you noted that the Fund’s Financial Highlights indicate that the Fund has experienced portfolio turnover rates of over 100% for the last three fiscal years. You requested that we include in the Fund’s principal investment strategy in the prospectus disclosure that indicates that the Fund may engage in active trading, together with a statement describing the potential tax consequences and effect on performance of such active trading.

            Response:        We note that the following disclosure is included in the Fund’s principal investment strategy in the Fund’s statutory prospectus:

“We may actively trade portfolio securities, which may lead to higher transaction costs that may affect the Fund's performance. In addition, active trading of portfolio securities may lead to higher taxes if your shares are held in a taxable account.”

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We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to call me at (617) 210-3662 if you have any questions or comments with respect to this matter.

Sincerely,

/s/ Brian J. Montana

Brian J. Montana
Senior Counsel
WELLS FARGO FUNDS MANAGEMENT, LLC